Exhibit 99.1

Dehaier Announces Entry Into Agreement for $6.7 Million Registered Direct Offering of Common Shares and Warrants

BEIJING, February 21, 2014 - Dehaier Medical Systems Ltd. (NASDAQ: DHRM) (“Dehaier” or the “Company”), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products in China, today announced that it entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 737,700 common shares in a registered offering at the price of $9.12 per common share. After payment of expenses, the Company will receive approximately $6.1 million in net proceeds. In addition, warrants to purchase 220,410 common shares in the aggregate will be issued to the investors. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $2.6 million.

The investors’ warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The exercise price of the warrants is subject to customary adjustment in the case of future issuances or deemed issuances of common shares, stock splits, stock dividends, combinations of shares and similar recapitalization transactions. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus therein is not available for the issuance of the common shares issuable upon exercise thereof.

Gross proceeds of the offering of common shares, before deducting placement agent fees and other estimated offering expenses payable by the Company, are expected to be approximately $6.7 million. These securities are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus.

The net proceeds from this offering will be used for working capital and other general corporate purposes. In the Securities Purchase Agreement entered into with the purchasers in this offering, the Company has agreed not to use the proceeds of this offering to satisfy any existing debt (other than ordinary course trade payables), to redeem any outstanding securities (other than the warrants issued pursuant to the securities purchase agreement), or to settle any outstanding litigation.

The completion of the offering will occur on or before February 26, 2014. FT Global Capital, Inc. served as the exclusive placement agent for the offering.

A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov or directly from the company by contacting the Company at:

Dehaier Medical Solutions Limited

Room 501, Jiuzhou Plaza, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

+86 (10) 5166-0080

Attn: Investor Relations

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, government approvals or performance, and underlying assumptions and other statements that are other than statements of historical facts, including in particular any implications regarding the implications. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact Us

Dehaier Medical Systems Limited

Surie Liu

+86 10-5166-0080

lius@dehaier.com.cn

Dehaier Medical Systems Limited

Tina He

+86 10-5166-0080

hexw@dehaier.com.cn